

August 30, 2007

Room 7010

Peter Limeri
Chief Financial Officer and Treasurer
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

>   **Re: PRG-Schultz International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **File No. 000-28000**

Dear Mr. Limeri:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

General

1.   We note your press release filed on June 5, 2007, announcing the results of your second quarter ending June 30, 2007, which discusses the sale of your Meridian business. With regards to this sale, please provide us with a timeline of events leading up to your agreement to sell these assets and your consideration of the Form 8-K reporting requirements with regards to any letters of intent signed for the sale of Meridian, or any other matters regarding the potential sale of Meridian.

There does not appear to be any periodic reports filed or any discussion in your Form 10-K for the year ended December 31, 2006, and your Form 10-Q for the quarter ended March 31, 2007, addressing the Company's intention of selling or disposing of the Meridian segment. In this regard, please note Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of known events or uncertainties that could materially impact future operating results. A potential sale known to management or a contractual agreement entered into by management should be disclosed unless management determines that the event is "not reasonably likely to occur."

Management's Discussion and Analysis, page 23

2.   With regards to the contract awarded to you by the Centers for Medicare & Medicaid Services, please tell us and disclose how much revenue has been earned during 2006 and the first quarter 2007. In this regard, you disclose that you began generating revenue from the California Medicare audit in 2006. We further note that your disclosure on page 11 that you have incurred significant costs in establishing the necessary resources to provide services for Medicare audit recovery work. Please tell us the nature of these costs, how much you have incurred during 2006 and 2007 and how you are accounting for these costs.

Note 5. Operating Segments and Related Information, page 61

3.   Please note for future filings that you are required to present total assets for each reportable segment following paragraph 27 of SFAS 131.

Note 7. Accounting for Goodwill and Other Intangible Assets, page 63

4.   Considering your historical losses, decreasing revenue trend in your core Accounts Payable segment, and history of restructuring and impairment charges, tell us how you determined that the remaining A/P segment assets, including Goodwill, intangibles and other long lived assets are recoverable. Tell us whether you tested the intangible and tangible assets in this segment for impairment under SFAS 144. If so, please tell us the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144. Additionally provide your goodwill impairment analysis under SFAS 142 at December 31, 2006.

Note 8. Debt and Mandatorily Redeemable Participating Preferred Stock, page 66

5. In future filings, please expand Note 8 to provide the following information, which should help the investor understand the accounting for the debt and equity instruments.
    *   Disclose the reasons for the differences between fair value and carrying value that resulted in the $7,659 unamortized discount on the senior notes and $5,519 unamortized premium on the convertible notes.
    *   Provide a schedule or otherwise clarify how the amounts discussed in the footnote compose the amount of $68,030 reported on the balance sheet.
    *   Explain how you have considered the guidance in EITF Issues No. 00-27 and 98-5 in determining whether you have a beneficial conversion feature on the preferred stock, given the conversion rate of $2.84 of liquidation preference per share of common stock, as compared to the closing price of $5.30 on the date of issuance.
    *   Provide a schedule or otherwise clarify the basis of the $11,199 reported on the balance sheet for the preferred stock, as well as the $11,995 recorded to additional paid in capital.

Note 14. Stock based Compensation, page 77

6. Your disclose that on December 15, 2005, you accelerated the vesting of 263,762 options as of November 30, 2005, prior to your January 1, 2006 adoption of SFAS 123(R). Please clarify whether you reflected the remaining $4 million in compensation cost related to these shares in the fair value pro forma disclosures on page 56. Refer to SAB Topic 14K.

Form 10-Q for the quarter ended March 31, 2007

Management's Discussion and Analysis, page 14

7. With the sale of your Meridian business and the historical decreasing trend in your core accounts payable services line of business it would lead a reader to believe that the Company's current and future operations may begin to rely heavily on the California Medicare audit and other similar Medicare audits awarded. Please ensure that your future liquidity discussion addresses any significant reliance on the cash flows from the California Medicare audit and any concentrations of revenue are addressed in your footnotes pursuant to SOP 94-6.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief